UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 51)*

AutoZone, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

053332102

(CUSIP Number)

Janice V. Sharry, Esq. Haynes and Boone, LLP 2323 Victory Avenue, Suite 700 Dallas, Texas 75219 (214) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 5, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 053332102

(1)	Names of Reporting Persons. ESL Partners, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) N/A
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 1,424,885
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 1,424,885(1)
	(10)	Shared Dispositive Power 936,687(2)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,361,572 (1)(2)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 6.1% (3)
(14)	Type of Reporting Person (See Instructions) PN

(1)	Includes 324,700 shares of common stock that are subject to covered call options as more fully described in Item 6 herein, which are subject to restrictions on disposition prior to the exercise or expiration of such call options.
(2)	Includes 210,400 shares of common stock that are subject to covered call options as more fully described in Item 6 herein, which are subject to restrictions on disposition prior to the exercise or expiration of such call options.
(3)	Based upon 38,971,412 shares of common stock outstanding as of March 2, 2012, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended February 11, 2012 that was filed by the Issuer with the Securities and Exchange Commission on March 8, 2012.

CUSIP No. 053332102

(1)	Names of Reporting Persons. ESL Institutional Partners, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) N/A
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 402
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 402
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 402
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.0% (1)
(14)	Type of Reporting Person (See Instructions) PN

(1)	Based upon 38,971,412 shares of common stock outstanding as of March 2, 2012, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended February 11, 2012 that was filed by the Issuer with the Securities and Exchange Commission on March 8, 2012.

CUSIP No. 053332102

(1)	Names of Reporting Persons. RBS Investment Management, L.L.C.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) N/A
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 402
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 402
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 402
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.0% (1)
(14)	Type of Reporting Person (See Instructions) 00

(1)	Based upon 38,971,412 shares of common stock outstanding as of March 2, 2012, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended February 11, 2012 that was filed by the Issuer with the Securities and Exchange Commission on March 8, 2012.

CUSIP No. 053332102

(1)	Names of Reporting Persons. Tynan, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) N/A
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 5,292
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 5,292 (1)
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 5,292 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.0% (2)
(14)	Type of Reporting Person (See Instructions) 00

(1)	Includes 1,500 shares of common stock that are subject to covered call options as more fully described in Item 6 herein, which are subject to restrictions on disposition prior to the exercise or expiration of such call options.
(2)	Based upon 38,971,412 shares of common stock outstanding as of March 2, 2012, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended February 11, 2012 that was filed by the Issuer with the Securities and Exchange Commission on March 8, 2012.

CUSIP No. 053332102

(1)	Names of Reporting Persons. RBS Partners, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) N/A
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 1,424,885
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 1,424,885 (1)
	(10)	Shared Dispositive Power 936,687 (2)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,361,572 (1)(2)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 6.1% (3)
(14)	Type of Reporting Person (See Instructions) PN

(1)	Includes 324,700 shares of common stock that are subject to covered call options as more fully described in Item 6 herein, which are subject to restrictions on disposition prior to the exercise or expiration of such call options.
(2)	Includes 210,400 shares of common stock that are subject to covered call options as more fully described in Item 6 herein, which are subject to restrictions on disposition prior to the exercise or expiration of such call options.
(3)	Based upon 38,971,412 shares of common stock outstanding as of March 2, 2012, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended February 11, 2012 that was filed by the Issuer with the Securities and Exchange Commission on March 8, 2012.

CUSIP No. 053332102

(1)	Names of Reporting Persons. ESL Investments, Inc.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) N/A
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 1,425,287
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 1,425,287 (1)
	(10)	Shared Dispositive Power 936,687 (2)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,361,974 (1)(2)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 6.1% (3)
(14)	Type of Reporting Person (See Instructions) CO

(1)	Includes 324,700 shares of common stock that are subject to covered call options as more fully described in Item 6 herein, which are subject to restrictions on disposition prior to the exercise or expiration of such call options.
(2)	Includes 210,400 shares of common stock that are subject to covered call options as more fully described in Item 6 herein, which are subject to restrictions on disposition prior to the exercise or expiration of such call options.
(3)	Based upon 38,971,412 shares of common stock outstanding as of March 2, 2012, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended February 11, 2012 that was filed by the Issuer with the Securities and Exchange Commission on March 8, 2012.

CUSIP No. 053332102

(1)	Names of Reporting Persons. Edward S. Lampert
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) N/A
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 2,391,607
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 1,470,948 (1)
	(10)	Shared Dispositive Power 936,687 (2)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,407,635 (1)(2)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 6.2% (3)
(14)	Type of Reporting Person (See Instructions) IN

(1)	Includes 333,600 shares of common stock that are subject to covered call options as more fully described in Item 6 herein, which are subject to restrictions on disposition prior to the exercise or expiration of such call options.
(2)	Includes 210,400 shares of common stock that are subject to covered call options as more fully described in Item 6 herein, which are subject to restrictions on disposition prior to the exercise or expiration of such call options.
(3)	Based upon 38,971,412 shares of common stock outstanding as of March 2, 2012, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended February 11, 2012 that was filed by the Issuer with the Securities and Exchange Commission on March 8, 2012.

CUSIP No. 053332102

(1)	Names of Reporting Persons. William C. Crowley
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) N/A
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 16,028
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 16,028 (1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 16,028 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.0% (2)
(14)	Type of Reporting Person (See Instructions) IN

(1)	Includes 1,900 shares of common stock that are subject to covered call options as more fully described in Item 6 herein, which are subject to restrictions on disposition prior to the exercise or expiration of such call options.
(2)	Based upon 38,971,412 shares of common stock outstanding as of March 2, 2012, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended February 11, 2012 that was filed by the Issuer with the Securities and Exchange Commission on March 8, 2012.

This Amendment No. 51 to Schedule 13D (this “Amendment”) relates to shares of common stock, par value $0.01 per share (the “Shares”), of AutoZone, Inc., a Delaware corporation (the “Issuer”). This Amendment No. 51 amends the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission by ESL Partners, L.P., a Delaware limited partnership (“Partners”), ESL Institutional Partners, L.P., a Delaware limited partnership (“Institutional”), RBS Investment Management, L.L.C., a Delaware limited liability company (“RBSIM”), Tynan, LLC, a Delaware limited liability company (“Tynan”), RBS Partners, L.P., a Delaware limited partnership (“RBS”), ESL Investments, Inc., a Delaware corporation (“Investments”), Edward S. Lampert and William C. Crowley, both United States citizens, by furnishing the information set forth below. Partners, Institutional, RBSIM, Tynan, RBS, Investments, Mr. Lampert and Mr. Crowley are collectively defined as the “Filing Persons.” Except as otherwise specified in this Amendment, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission.

Item 4. Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The Filing Persons are filing this Amendment No. 51 to report recent open-market sales of securities of the Issuer that have decreased the amount of Shares that the Filing Persons may be deemed to beneficially own by an amount greater than one percent of the outstanding Shares of the Issuer. The disposition of the securities of the Issuer by the Filing Persons was an investment decision based upon the Filing Persons’ determination of several factors, including, without limitation, the market price for such securities.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a)-(b) Each Filing Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Each Filing Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Filing Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

As of April 11, 2012, the Filing Persons may be deemed to beneficially own the Shares set forth in the table below.

REPORTING PERSON	NUMBER OF SHARES BENEFICIALLY OWNED		PERCENTAGE OF OUTSTANDING SHARES	SOLE VOTING POWER		SHARED VOTING POWER	SOLE DISPOSITIVE POWER		SHARED DISPOSITIVE POWER
ESL Partners, L.P.	2,361,572		6.1%	1,424,885		0	1,424,885		936,687	(8)
ESL Institutional Partners, L.P.	402		0.0%	402		0	402		0
RBS Investment Management, L.L.C.	402		0.0%	402	(2)	0	402	(2)	0
Tynan, LLC	5,292		0.0%	5,292		0	5,292		0
RBS Partners, L.P.	2,361,572		6.1%	1,424,885	(3)	0	1,424,885	(3)	936,687	(8)
ESL Investments, Inc.	2,361,974		6.1%	1,425,287	(4)	0	1,425,287	(4)	936,687	(8)
Edward S. Lampert	2,407,635	(1)	6.2%	2,391,607	(5)	0	1,470,948	(7)	936,687	(8)
William C. Crowley	16,028		0.0%	16,028	(6)	0	0		16,028	(6)

(1)	This number consists of 1,424,885 Shares held by Partners, 402 Shares held by Institutional, 5,292 Shares held by Tynan, 10,736 Shares held by Mr. Crowley, 920,659 Shares held directly by Mr. Lampert and 45,661 Shares held by The Lampert Foundation (formerly known as the Edward and Kinga Lampert Foundation). Mr. Lampert is the Chairman, Chief Executive Officer and Director of, and may be deemed to indirectly beneficially own shares owned by, Investments. Mr. Lampert is the trustee of, and may be deemed to indirectly beneficially own securities owned by, The Lampert Foundation.
(2)	This number consists of 402 Shares held by Institutional. RBSIM is the general partner of, and may be deemed to indirectly beneficially own securities owned by, Institutional.
(3)	This number consists of 1,424,885 Shares held by Partners. RBS is the general partner of, and may be deemed to indirectly beneficially own securities owned by, Partners.
(4)	This number consists of 1,424,885 Shares held by Partners and 402 Shares held by Institutional. Investments is the general partner of, and may be deemed to indirectly beneficially own securities owned by, RBS. Investments is also the manager of, and may be deemed to indirectly beneficially own securities owned by, RBSIM.
(5)	This number consists of 1,424,885 Shares held by Partners, 402 Shares held by Institutional, 920,659 Shares held directly by Mr. Lampert and 45,661 Shares held by The Lampert Foundation (formerly known as the Edward and Kinga Lampert Foundation). Mr. Lampert is the Chairman, Chief Executive Officer and Director of, and may be deemed to indirectly beneficially own shares owned by, Investments. Mr. Lampert is the trustee of, and may be deemed to indirectly beneficially own securities owned by, The Lampert Foundation.
(6)	This number consists of 5,292 Shares held by Tynan and 10,736 Shares held by Mr. Crowley. In addition, Mr. Crowley directly owns options, which are not exercisable in the next 60 days and are not reflected in the table above, to purchase 3,000 Shares. Mr. Crowley is the manager of, and may be deemed to indirectly beneficially own securities owned by, Tynan.
(7)	This number consists of 1,424,885 Shares held by Partners, 402 Shares held by Institutional and 45,661 Shares held by The Lampert Foundation. Mr. Lampert is the Chairman, Chief Executive Officer and Director of, and may be deemed to indirectly beneficially own shares owned by, Investments. Mr. Lampert is the trustee of, and may be deemed to indirectly beneficially own securities owned by, The Lampert Foundation.
(8)	This number consists of 5,292 Shares held by Tynan, 10,736 Shares held by Mr. Crowley and 920,659 Shares held by Mr. Lampert. Partners has entered into letter agreements with Messrs. Lampert and Crowley that restrict the purchase and sale of securities owned by Messrs. Lampert and Crowley and may be deemed to have shared dispositive power over, and indirectly beneficially own securities owned by, Messrs. Lampert and Crowley.

(c) Other than as set forth in Annex A hereto, there have been no transactions in Shares by any of the Filing Persons since March 29, 2012, the filing date of the last Amendment to Schedule 13D filed by the Filing Persons.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

From April 5, 2012 through April 11, 2012, the Filing Persons and The Lampert Foundation sold an aggregate of 1,904 covered call options relating to an aggregate of 190,400 Shares. The covered call options, which have an exercise price of either $370, $360 or $350 per Share, as the case may be, and expire either on June 16, 2012 or September 22, 2012, were sold for an aggregate price of $5,011,110. The options may be exercised by the holders thereof prior to the expiration dates and if exercised, will be required to be settled with Shares owned by the Filing Person or The Lampert Foundation. As of April 11, 2012, the Filing Persons and the Lampert Foundation had entered into the covered call options set forth in the table below.

Entity	Security		Quantity (# of Contracts)
ESL Partners, L.P.	AZO $	350 Calls Exp 06/16/2012	458
ESL Partners, L.P.	AZO $	360 Calls Exp 06/16/2012	1,944
ESL Partners, L.P.	AZO $	350 Calls Exp 09/22/2012	656
ESL Partners, L.P.	AZO $	370 Calls Exp 09/22/2012	189

Edward S. Lampert	AZO $	350 Calls Exp 06/16/2012	254
Edward S. Lampert	AZO $	360 Calls Exp 06/16/2012	1,403
Edward S. Lampert	AZO $	350 Calls Exp 09/22/2012	305
Edward S. Lampert	AZO $	370 Calls Exp 09/22/2012	123

The Lampert Foundation	AZO $	350 Calls Exp 06/16/2012	8
The Lampert Foundation	AZO $	360 Calls Exp 06/16/2012	75
The Lampert Foundation	AZO $	370 Calls Exp 09/22/2012	6

WCC 2010 GRAT IV	AZO $	360 Calls Exp 06/16/2012	4

Tynan, LLC	AZO $	350 Calls Exp 06/16/2012	1
Tynan, LLC	AZO $	360 Calls Exp 06/16/2012	12
Tynan, LLC	AZO $	350 Calls Exp 09/22/2012	1
Tynan, LLC	AZO $	370 Calls Exp 09/22/2012	1

In addition to these covered call options, the Filing Persons may from time to time enter into and dispose of additional covered call options or other similar derivative transactions that are based upon the value of the Shares or other securities of the Issuer, which transactions may be significant in amount. The profit, loss and/or return on such contracts may be dependent, in whole or in part, on the market value of the Shares or the value of the Shares in comparison to one or more other financial instruments, indexes or securities, or a combination of any of the foregoing.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated as follows:

The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit

99.1	Letter Agreement, dated as of October 10, 2000, entered into by and among ESL Investments, Inc. and AutoZone, Inc. (incorporated by reference to Exhibit 1 to the Amendment to Schedule 13D filed on October 11, 2000).

99.2	Underwriting Agreement, dated October 31, 2003, by and among ESL Partners, L.P., ESL Limited, ESL Institutional Partners, L.P., ESL Investors, L.L.C., Acres Partners, L.P., Marion Partners, L.P., and Blue Macaw Partners, L.P. and Citigroup Global Markets, Inc. (incorporated by reference to Exhibit 2 to the Amendment to Schedule 13D filed on November 3, 2003).

99.3	Agreement, dated as of June 25, 2008, between AutoZone, Inc. and ESL Investments, Inc. (incorporated by reference to Exhibit 3 to the Amendment to Schedule 13D filed on June 26, 2008).

99.4	Letter Agreement, dated June 2, 2010, by and between ESL Partners, L.P. and Edward S. Lampert (incorporated by reference to Exhibit 8 to the Amendment to Schedule 13D filed on June 2, 2010).

99.5	Letter Agreement, dated June 2, 2010, by and between ESL Partners, L.P. and William C. Crowley (incorporated by reference to Exhibit 9 to the Amendment to Schedule 13D filed on June 2, 2010).

99.6	Joint Filing Agreement (incorporated by reference to Exhibit 99.6 to the Amendment to Schedule 13D filed on March 29, 2012).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 11, 2012	ESL PARTNERS, L.P.

	By:	RBS Partners, L.P., as its general partner

	By:	ESL Investments, Inc., as its general partner

	By:	/s/ Adrian J. Maizey
	Name:	Adrian J. Maizey
	Title:	Chief Financial Officer

ESL INSTITUTIONAL PARTNERS, L.P.

	By:	RBS Investment Management, L.L.C., as its general partner

	By:	ESL Investments, Inc., as its manager

	By:	/s/ Adrian J. Maizey
	Name:	Adrian J. Maizey
	Title:	Chief Financial Officer

RBS INVESTMENT MANAGEMENT, L.L.C.

	By:	ESL Investments, Inc., as its manager

	By:	/s/ Adrian J. Maizey
	Name:	Adrian J. Maizey
	Title:	Chief Financial Officer

TYNAN, LLC

	By:	/s/ William C. Crowley
	Name:	William C. Crowley
	Title:	Manager

RBS PARTNERS, L.P.

	By:	ESL Investments, Inc., as its general partner

	By:	/s/ Adrian J. Maizey
	Name:	Adrian J. Maizey
	Title:	Chief Financial Officer

ESL INVESTMENTS, INC.

	By:	/s/ Adrian J. Maizey
	Name:	Adrian J. Maizey
	Title:	Chief Financial Officer

EDWARD S. LAMPERT

By:	/s/ Edward S. Lampert

WILLIAM C. CROWLEY

By:	/s/ William C. Crowley

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Letter Agreement, dated as of October 10, 2000, entered into by and among ESL Investments, Inc. and AutoZone, Inc. (incorporated by reference to Exhibit 1 to the Amendment to Schedule 13D filed on October 11, 2000).

99.2	Underwriting Agreement, dated October 31, 2003, by and among ESL Partners, L.P., ESL Limited, ESL Institutional Partners, L.P., ESL Investors, L.L.C., Acres Partners, L.P., Marion Partners, L.P., and Blue Macaw Partners, L.P. and Citigroup Global Markets, Inc. (incorporated by reference to Exhibit 2 to the Amendment to Schedule 13D filed on November 3, 2003).

99.3	Agreement, dated as of June 25, 2008, between AutoZone, Inc. and ESL Investments, Inc. (incorporated by reference to Exhibit 3 to the Amendment to Schedule 13D filed on June 26, 2008).

99.4	Letter Agreement, dated June 2, 2010, by and between ESL Partners, L.P. and Edward S. Lampert (incorporated by reference to Exhibit 8 to the Amendment to Schedule 13D filed on June 2, 2010).

99.5	Letter Agreement, dated June 2, 2010, by and between ESL Partners, L.P. and William C. Crowley (incorporated by reference to Exhibit 9 to the Amendment to Schedule 13D filed on June 2, 2010).

99.6	Joint Filing Agreement (incorporated by reference to Exhibit 99.6 to the Amendment to Schedule 13D filed on March 29, 2012).

ANNEX A

RECENT TRANSACTIONS BY THE FILING PERSONS IN THE SECURITIES OF AUTOZONE, INC.

Entity	Date of Transaction	Description of Transaction	Securities Disposed	Weighted Average Price per Security
ESL Partners, L.P.	4/2/2012	Open Market Sales	79,835	$378.86	(1)
ESL Partners, L.P.	4/3/2012	Open Market Sales	25,187	$382.37	(2)
ESL Partners, L.P.	4/3/2012	Open Market Sales	21,636	$383.05	(3)
ESL Partners, L.P.	4/3/2012	Open Market Sales	35,965	$385.04	(4)
ESL Partners, L.P.	4/4/2012	Open Market Sales	59,919	$382.82	(5)
ESL Partners, L.P.	4/4/2012	Open Market Sales	5,983	$384.19	(6)
ESL Partners, L.P.	4/5/2012	Open Market Sales	93,074	$383.19	(7)
ESL Partners, L.P.	4/5/2012	Open Market Sales	125,463	$384.22	(8)
ESL Partners, L.P.	4/5/2012	Open Market Sales	16,097	$384.87	(9)
ESL Partners, L.P.	4/5/2012	Open Market Sales of Covered Call Options	175	$28.00
ESL Partners, L.P.	4/9/2012	Open Market Sales	4,384	$384.00	(10)
ESL Partners, L.P.	4/9/2012	Open Market Sales of Covered Call Options	71	$26.86	(11)
ESL Partners, L.P.	4/11/2012	Open Market Sales	36,611	$378.10	(12)
ESL Partners, L.P.	4/11/2012	Open Market Sales of Covered Call Options	165	$22.20
ESL Partners, L.P.	4/11/2012	Open Market Sales of Covered Call Options	189	$22.70
ESL Partners, L.P.	4/11/2012	Open Market Sales of Covered Call Options	235	$30.10

ESL Institutional Partners, L.P.	4/2/2012	Open Market Sales	19	$378.86	(1)
ESL Institutional Partners, L.P.	4/3/2012	Open Market Sales	7	$382.37	(2)
ESL Institutional Partners, L.P.	4/3/2012	Open Market Sales	6	$383.05	(3)
ESL Institutional Partners, L.P.	4/3/2012	Open Market Sales	10	$385.04	(4)
ESL Institutional Partners, L.P.	4/4/2012	Open Market Sales	17	$382.82	(5)
ESL Institutional Partners, L.P.	4/4/2012	Open Market Sales	2	$384.19	(6)
ESL Institutional Partners, L.P.	4/5/2012	Open Market Sales	26	$383.19	(7)
ESL Institutional Partners, L.P.	4/5/2012	Open Market Sales	35	$384.22	(8)
ESL Institutional Partners, L.P.	4/5/2012	Open Market Sales	5	$384.87	(9)
ESL Institutional Partners, L.P.	4/9/2012	Open Market Sales	1	$384.00	(10)
ESL Institutional Partners, L.P.	4/11/2012	Open Market Sales	10	$378.10	(12)

Edward S. Lampert	4/2/2012	Open Market Sales	33,443	$378.86	(1)
Edward S. Lampert	4/3/2012	Open Market Sales	15,782	$382.37	(2)
Edward S. Lampert	4/3/2012	Open Market Sales	13,557	$383.05	(3)
Edward S. Lampert	4/3/2012	Open Market Sales	22,536	$385.04	(4)
Edward S. Lampert	4/4/2012	Open Market Sales	39,022	$382.82	(5)
Edward S. Lampert	4/4/2012	Open Market Sales	3,897	$384.19	(6)
Edward S. Lampert	4/5/2012	Open Market Sales	59,998	$383.19	(7)
Edward S. Lampert	4/5/2012	Open Market Sales	80,876	$384.22	(8)
Edward S. Lampert	4/5/2012	Open Market Sales	10,376	$384.87	(9)

Entity	Date of Transaction	Description of Transaction	Securities Disposed	Weighted Average Price per Security
Edward S. Lampert	4/5/2012	Open Market Sales of Covered Call Options	96	$28.00
Edward S. Lampert	4/9/2012	Open Market Sales	2,653	$384.00	(10)
Edward S. Lampert	4/9/2012	Open Market Sales of Covered Call Options	489	$26.86	(11)
Edward S. Lampert	4/11/2012	Open Market Sales	22,601	$378.10	(12)
Edward S. Lampert	4/11/2012	Open Market Sales of Covered Call Options	106	$22.20
Edward S. Lampert	4/11/2012	Open Market Sales of Covered Call Options	123	$22.70
Edward S. Lampert	4/11/2012	Open Market Sales of Covered Call Options	151	$30.10

The Lampert Foundation	4/2/2012	Open Market Sales	2,204	$378.86	(1)
The Lampert Foundation	4/3/2012	Open Market Sales	797	$382.37	(2)
The Lampert Foundation	4/3/2012	Open Market Sales	685	$383.05	(3)
The Lampert Foundation	4/3/2012	Open Market Sales	1,139	$385.04	(4)
The Lampert Foundation	4/4/2012	Open Market Sales	1,926	$382.82	(5)
The Lampert Foundation	4/4/2012	Open Market Sales	192	$384.19	(6)
The Lampert Foundation	4/5/2012	Open Market Sales	2,980	$383.19	(7)
The Lampert Foundation	4/5/2012	Open Market Sales	4,017	$384.22	(8)
The Lampert Foundation	4/5/2012	Open Market Sales	515	$384.87	(9)
The Lampert Foundation	4/9/2012	Open Market Sales	137	$384.00	(10)
The Lampert Foundation	4/9/2012	Open Market Sales of Covered Call Options	70	$26.86	(11)
The Lampert Foundation	4/11/2012	Open Market Sales	1,153	$378.10	(12)
The Lampert Foundation	4/11/2012	Open Market Sales of Covered Call Options	5	$22.20
The Lampert Foundation	4/11/2012	Open Market Sales of Covered Call Options	6	$22.70
The Lampert Foundation	4/11/2012	Open Market Sales of Covered Call Options	8	$30.10

Tynan, LLC	4/2/2012	Open Market Sales	270	$378.86	(1)
Tynan, LLC	4/3/2012	Open Market Sales	98	$382.37	(2)
Tynan, LLC	4/3/2012	Open Market Sales	84	$383.05	(3)
Tynan, LLC	4/3/2012	Open Market Sales	139	$385.04	(4)
Tynan, LLC	4/4/2012	Open Market Sales	236	$382.82	(5)
Tynan, LLC	4/4/2012	Open Market Sales	24	$384.19	(6)
Tynan, LLC	4/5/2012	Open Market Sales	366	$383.19	(7)
Tynan, LLC	4/5/2012	Open Market Sales	492	$384.22	(8)
Tynan, LLC	4/5/2012	Open Market Sales	63	$384.87	(9)
Tynan, LLC	4/9/2012	Open Market Sales	17	$384.00	(10)
Tynan, LLC	4/9/2012	Open Market Sales of Covered Call Options	8	$26.86	(11)
Tynan, LLC	4/11/2012	Open Market Sales	141	$378.10	(12)
Tynan, LLC	4/11/2012	Open Market Sales of Covered Call Options	1	$22.20

Entity	Date of Transaction	Description of Transaction	Securities Disposed	Weighted Average Price per Security
Tynan, LLC	4/11/2012	Open Market Sales of Covered Call Options	1	$22.70
Tynan, LLC	4/11/2012	Open Market Sales of Covered Call Options	1	$30.10
WCC 2010 GRAT IV	4/2/2012	Open Market Sales	99	$378.86	(1)
WCC 2010 GRAT IV	4/3/2012	Open Market Sales	50	$382.37	(2)
WCC 2010 GRAT IV	4/3/2012	Open Market Sales	42	$383.05	(3)
WCC 2010 GRAT IV	4/3/2012	Open Market Sales	70	$385.04	(4)
WCC 2010 GRAT IV	4/4/2012	Open Market Sales	124	$382.82	(5)
WCC 2010 GRAT IV	4/4/2012	Open Market Sales	12	$384.19	(6)
WCC 2010 GRAT IV	4/5/2012	Open Market Sales	191	$383.19	(7)
WCC 2010 GRAT IV	4/5/2012	Open Market Sales	258	$384.22	(8)
WCC 2010 GRAT IV	4/5/2012	Open Market Sales	33	$384.87	(9)
WCC 2010 GRAT IV	4/9/2012	Open Market Sales	10	$384.00	(10)
WCC 2010 GRAT IV	4/9/2012	Open Market Sales of Covered Call Options	4	$26.86	(11)
WCC 2010 GRAT IV	4/11/2012	Open Market Sales	76	$378.10	(12)

(1)	This price represents the approximate weighted average price per share of common stock of the Issuer, par value $0.01 per share (each, a “Share”), of sales that were executed at prices ranging from $378.71 to $379.07 per Share. The Filing Person undertakes to provide, upon request by the Securities and Exchange Commission staff, full information regarding the number of Shares sold at each price.
(2)	This price represents the approximate weighted average price per Share, of sales that were executed at prices ranging from $382.00 to $382.86 per Share. The Filing Person undertakes to provide, upon request by the Securities and Exchange Commission staff, full information regarding the number of Shares sold at each price.
(3)	This price represents the approximate weighted average price per Share, of sales that were executed at prices ranging from $383.00 to $383.85 per Share. The Filing Person undertakes to provide, upon request by the Securities and Exchange Commission staff, full information regarding the number of Shares sold at each price.
(4)	This price represents the approximate weighted average price per Share, of sales that were executed at prices ranging from $385.00 to $385.50 per Share. The Filing Person undertakes to provide, upon request by the Securities and Exchange Commission staff, full information regarding the number of Shares sold at each price.
(5)	This price represents the approximate weighted average price per Share, of sales that were executed at prices ranging from $382.60 to $383.36 per Share. The Filing Person undertakes to provide, upon request by the Securities and Exchange Commission staff, full information regarding the number of Shares sold at each price.
(6)	This price represents the approximate weighted average price per Share, of sales that were executed at prices ranging from $383.75 to $384.51 per Share. The Filing Person undertakes to provide, upon request by the Securities and Exchange Commission staff, full information regarding the number of Shares sold at each price.
(7)	This price represents the approximate weighted average price per Share, of sales that were executed at prices ranging from $382.75 to $383.74 per Share. The Filing Person undertakes to provide, upon request by the Securities and Exchange Commission staff, full information regarding the number of Shares sold at each price.

(8)	This price represents the approximate weighted average price per Share, of sales that were executed at prices ranging from $383.75 to $384.74 per Share. The Filing Person undertakes to provide, upon request by the Securities and Exchange Commission staff, full information regarding the number of Shares sold at each price.
(9)	This price represents the approximate weighted average price per Share, of sales that were executed at prices ranging from $384.75 to $385.06 per Share. The Filing Person undertakes to provide, upon request by the Securities and Exchange Commission staff, full information regarding the number of Shares sold at each price.
(10)	This price represents the approximate weighted average price per Share, of sales that were executed at prices ranging from $384.00 to $384.02 per Share. The Filing Person undertakes to provide, upon request by the Securities and Exchange Commission staff, full information regarding the number of Shares sold at each price.
(11)	This price represents the approximate weighted average price per security of the Issuer, of sales that were executed at prices ranging from $26.80 to $26.90 per security. The Filing Person undertakes to provide, upon request by the Securities and Exchange Commission staff, full information regarding the number of securities sold at each price.
(12)	This price represents the approximate weighted average price per Share, of sales that were executed at prices ranging from $378.00 to $378.41 per Share. The Filing Person undertakes to provide, upon request by the Securities and Exchange Commission staff, full information regarding the number of Shares sold at each price.